ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
LADENBURG THALMANN FINANCIAL SERVICES INC.

Pursuant to Section 607.1006 of the
Florida Business Corporation Act

The undersigned Senior Vice President –Business and Legal Affairs of Ladenburg Thalmann Financial Services Inc. (“Corporation”), DOES HEREBY CERTIFY:

      FIRST: The name of the Corporation is Ladenburg Thalmann Financial Services Inc.

      SECOND: The Articles of Incorporation of the Corporation is hereby amended by deleting the first sentence of Article III in its entirety and by substituting the following new first sentence in lieu thereof:

      “The aggregate number of shares of which of the Corporation shall have authority to issue is six hundred twenty-five million (625,000,000) shares, of which six hundred million (600,000,000) shares shall be “Common Stock,” par value $.0001 per share, and of which twenty-five million (25,000,000) shares shall be “Preferred Stock,” par value $.0001 per share.”

      THIRD: The foregoing Amendment to the Articles of Incorporation was duly approved by the Corporation’s Board of Directors on March 28, 2013 in accordance with the provisions of Section 607.1003 of the Florida Business Corporation Act and thereafter was duly adopted by the Corporation’s shareholders by a sufficient number of votes cast for the approval of the amendment at a shareholders meeting on May 9, 2013 in accordance with the provisions of Sections 607.1003 and 607.0725 of the Florida Business Corporation Act.

     IN WITNESS WHEREOF, I have executed this Certificate of Amendment this 9th day of May, 2013.

/s/ Brian L. Heller

Brian L. Heller
Senior Vice President- Business and Legal Affairs